CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation
Stock Exchange Release 8 January, 2003 at 16:00

UPM-Kymmene closes two paper machines at Blandin mill in the US

UPM-Kymmene Corporation is closing its two oldest paper machines PM 3 and PM 4 at Blandin mill in Minnesota, effective immediately. The machines were originally built in 1931 and in 1963.

The age and productive capacity of the two machines mean they are no longer competitive, irrespective of future investment. The total production capacity of the two machines was 157,000 metric tons of coated groundwood paper. The Blandin mill will continue to operate its two newer machines, PM 5, built in 1975, and PM 6, built in 1989.

“Blandin is one of the leading coated groundwood paper mills in North America and both PM 3 and 4 have contributed significantly to the company’s reputation as a quality publication papers producer. However, paper production overcapacity continues to be a business reality in North America and we need to focus on our most productive, most efficient, low cost assets,” said Joe Maher, Senior Vice President and General Manager of Blandin.

UPM-Kymmene acquired Blandin Paper in 1997. Since then the Group has strongly invested in the complete overhaul of PM 6. After the closures, the paper production capacity at Blandin mill is 336,000 tons of coated groundwood paper. In addition, UPM-Kymmene owns a coated groundwood paper mill in Miramichi, Canada, with a production capacity of 450,000 tons on two machines. The remaining capacity in North America is technically advanced and the average machine size is well above the industry average. UPM-Kymmene will meet the needs of its North American customers with this modern and cost efficient capacity.

In connection with the closings UPM-Kymmene will book immediate write-offs of USD 90 million for 2002. In addition USD 30 million has been reserved for other closing-related costs.

The closures will lead to the reduction of approximately 300 of Blandin’s 800 jobs. The effects of the resulting layoffs will be negotiated with the Union.

For additional information please contact:
Mr Markku Tynkkynen, President, UPM-Kymmene Magazine Paper Division, tel. +358 204 15 0654

Mr Kevin Lyden, President, UPM-Kymmene North America, tel. +1 630 850 4979

Mr Joe Maher, Senior Vice President and General Manager, Blandin Paper Company, tel. +1 218 327 6398

Ms Rebecca Theim, Director, Communications, UPM-Kymmene North America, tel. +1 630 850 4990

UPM-Kymmene Corporation

Pirkko Harrela
Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations